UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             EURONET WORLDWIDE, INC.
                                (Name of Issuer)
                        (formerly Euronet Services, Inc.)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                         (Title of Class of Securities)

                                    298736109
                                 (CUSIP Number)

                                   Copies to:


Robert C. Canfield, Esq.                           John F. Marvin, Esq.
DST Systems, Inc.                                  Diane M. Bono, Esq.
333 West 11th Street, 5th Floor                    Sonnenschein Nath & Rosenthal
Kansas City, Missouri 64105                        4520 Main Street, Suite 1100
(816) 435-1000                                     Kansas City, Missouri 64111
FAX: (816) 435-8630                                (816) 460-2400
                                                   FAX: (816) 531-7545

            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                November 13, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f), or 240.13d-l(g)check the following box / /.

                                  SCHEDULE 13D

1. Name of reporting persons I.R.S. Identification No. of above persons (entities only):

     DST  Systems, Inc.

2.   Check The  Appropriate  Box If A Member Of A Group:  a. [ ] b. [ x ]

3.   SEC Use Only

4.   Source of funds: WC

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e).

6.   Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power: 2,154,597

8.   Shared voting power: None.

9.   Sole dispositive power: 2,154,597

10.  Shared dispositive power: None.

11.  Aggregate amount beneficially owned by each reporting person: 2,154,597

12. Check box if the aggregate amount in row (11) excludes certain shares /X/ Excludes 15,000 shares beneficially owned by certain directors and executive officers of the Reporting Person. Excludes 4,139,980 shares beneficially owned by other persons identified in Item 5 under the heading OTHER LENDERS UNDER CREDIT AGREEMENT.

13.  Percent of class represented by amount in row (11) 10.1%

14.  Type of Reporting Person: CO

This Amendment No. 3 to Schedule 13D is filed on behalf of DST Systems, Inc., a Delaware corporation (the "Reporting Person") to report the purchases by the Reporting Person of additional shares of the common stock, $0.02 par value of Euronet Worldwide, Inc. (formerly Euronet Services, Inc.), a Delaware corporation ("Issuer"). Reference is made to the initial statement on Schedule 13D dated as of March 6, 1997, and amended as of April 9, 1998 and December 23, 1999 (the "DST Statement"). The DST Statement is hereby further amended and supplemented as follows:

ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which this Schedule relates is the common stock, $0.02 par value per share ("Common Stock"), of Euronet Worldwide Services, Inc., a Delaware corporation.

               The address of the principal executive office of the Issuer is 4601 College Boulevard, Suite 300, Leawood, Kansas 66211.

ITEM 2.   IDENTITY AND BACKGROUND.

               This Schedule is being filed by DST Systems, Inc., a Delaware corporation. The principal executive office of the Reporting Person is located at 333 West 11th Street, Kansas City, Missouri 64105.

               The Reporting Person, which includes its subsidiaries for purposes of describing its business, provides sophisticated information processing and computer software services and products which are designed to provide a vital link between the Reporting
          Person's clients and their customers in financial services, video/broadband, direct broadcast satellite, wire-line and Internet protocol, telephony, Internet, utility and other markets.

               Stilwell Financial Inc. ("Stilwell"), a Delaware corporation, through its wholly-owned subsidiary, Stilwell Management, Inc. ("SMI"), a Delaware corporation, currently owns approximately 33.7% of the Reporting Person. The Reporting Person has not entered into any agreements with Stilwell or SMI concerning the Reporting Person's management and policies. The Reporting Person has a stockholder's rights plan (the "Rights Plan") pursuant to which stockholders have rights to acquire preferred stock interests if any person (an
          "Acquiring Person") acquires a certain level of ownership of the common stock of the Reporting Person. Stilwell, SMI and certain entities affiliated with Stilwell are in certain circumstances excluded from the definition of an "Acquiring Person" under the Rights Plan. As a result, Stilwell and SMI may be able to influence matters affecting the Reporting Person. However, Stilwell and SMI disclaim control of the Reporting Person and beneficial ownership of the Common Stock as a result of their ownership of the Reporting Person's common stock.

               Neither the Reporting Person nor any of its executive officers or directors hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               Neither the Reporting Person nor any of its executive officers or directors hereinafter listed has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          DIRECTORS AND EXECUTIVE OFFICERS

               The names of the Reporting Person's directors and executive officers appear below. Each such person is a citizen of the United States of America except Mr. Winn, who is a citizen of the United Kingdom, and each is principally employed by the Reporting Person in the capacities shown, except as otherwise indicated. The business address of such directors and executive officers is 333 West 11th Street, Kansas City, Missouri 64105, except as otherwise indicated below.

          Directors (excluding executive officers who are directors)

          A. E. Allinson        Retired  Chairman
                                Boston  Financial  Data  Services,   Inc.  and
                                National  Financial Data Services,  Inc.
                                Retired Chief Executive Officer
                                EquiServe  Limited  Partnership
                                480 Park Avenue New York, NY 10022

          G. L. Argyros         Chairman and Chief Executive Officer of Arnel
                                & Affiliates
                                Founder and Principal Partner, Westar Capital
                                949 South Coast Dr., Ste. 600
                                Costa Mesa, CA 92626

          M. G. Fitt            Retired Chairman of the Board, President and
                                Chief Executive Officer of Employers Reinsurance
                                Corporation
                                10349 N. Lake Circle
                                Olathe, KS 66061

          Wm. C. Nelson         Chairman
                                George K. Baum Asset Management
                                120 W. 12th Street
                                Kansas City, MO 64105

          M. J. Strandjord      Sr. Vice President-of Finance, Global Markets
                                Group of
                                Sprint Corporation
                                6180 Sprint Parkway
                                Overland Park, KS 66251

          Executive Officers

          T. A. McDonnell       President and Chief Executive Officer, Director

          T. A. McCullough      Executive Vice President, Chief Operating
                                Officer, Director

          J. C. Castle          Chairman and Chief Executive Officer of
                                DST Systems of California, Inc.
                                1100 Investment Blvd.
                                El Dorado Hills, CA 95762
                                Director of DST Systems, Inc.

          C. W. Schellhorn      Vice Chairman of DST Systems of California, Inc.
                                President and Chief Executive Officer of
                                Output Technology Solutions, Inc.
                                President of Argus Health Systems, Inc.

          J. J. Boehm           Group Vice President

          R. C. Canfield        Senior Vice President, General Counsel and
                                Secretary

          K. V. Hager           Vice President, Chief Financial Officer and
                                Treasurer

          J. W. McBride         Group Vice President

          P. J. Nault           President of DST Innovis, Inc.
                                1104 Investment Blvd.
                                El Dorado Hills, CA 95762

          R. L. Tritt           Group Vice President

          M. A. Waterford       Group Vice President

          J. M. Winn            Managing Director of DST International Limited
                                DST House, St. Mark's Hill
                                Surbiton, Surrey KT64QD, England

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On November 13, 2001, the Reporting Person purchased two hundred forty-six thousand (246,000) shares of the Common Stock. Sixty thousand (60,000) of such shares were acquired for $7.00 per share, sixty thousand (60,000) were acquired for $4.12 per share, ninety-six thousand (96,000) were acquired for $5.92 per share and thirty thousand (30,000) were acquired for $6.70 per share. The source of the funds used to make the purchases described in this Item was the working capital of the Reporting Person.

               The purchase was from the Issuer pursuant to the exercise of warrants to acquire Common Stock issued under a Revolving Credit Agreement dated as of June 28, 2000, and amended as of December 28, 2000 and June 28, 2001 (the "Credit Agreement") among Issuer, the Reporting Person, Hungarian-American Enterprise Fund ("HAEF") and Michael J. Brown, the Chairman, President and Chief Executive Officer of the Isssuer. In connection with the execution of the Credit Agreement, loans made to the Issuer under the Credit Agreement and extensions of the term of the Credit Agreement, the Issuer issued the $7.00 warrants on June 28, 2000, the $4.12 warrants on January 2, 2001, the $5.92 warrants on May 29, 2001 and the $6.70 warrants on June 28, 2001. The $5.92 warrants and the $6.70 warrants were delivered to the Reporting Person on September 9, 2001.

               The Issuer also delivered warrants to HAEF and Mr. Brown under the Credit Agreement. As co-lenders to the Issuer under the Credit Agreement, the Reporting Person, HAEF and Mr. Brown may be deemed to be a group under Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Person disclaims membership in any such group and disclaims beneficial ownership of the shares beneficially owned by HAEF and Mr. Brown.


ITEM 4.   PURPOSE OF TRANSACTION.

               The purpose of the transaction described in Item 3 was to acquire additional Common Stock of the Issuer for investment purposes. The Reporting Person and the Reporting Person's directors and executive officers named in Item 5 continue to beneficially own the Common Stock for investment purposes, but each reserves the right to exercise any and all rights and privileges as stockholders of the Issuer in a manner consistent with the Reporting Person's or its directors' and executive officers' own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management of the Issuer, other stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or respecting the Reporting Person's or its directors' and executive officers' Common Stock. The Reporting Person intends to hold the stock through a wholly-owned subsidiary.

               The Reporting Person may receive warrants for additional shares of Common Stock in connection with any additional advances to the Issuer under the Credit Agreement.

               Except as set forth in this Schedule, the Reporting Person and its directors and executive officers have no present plans or intentions that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, the Reporting Person and its directors and executive officers reserve the right to change their intentions with respect to such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          REPORTING PERSON

          (a)  The responses to Items 11 and 13 of the inside cover page of this
               Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown as outstanding on the Issuer's Form 10-Q for the quarter ended September 30, 2001, filed November 14, 2001 (Commission File No. 000-22167). ("Third Quarter 10-Q")

          (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

          (c) Other than the Reporting Person's purchase of stock pursuant to warrants described in Item 3, the Reporting Person has had no transactions in the Common Stock during the 60 days prior to the date of this schedule.

          (d) No person, other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock. The Reporting Person intends to transfer the shares of Common Stock to its wholly-owned subsidiary, West Side Investments, Inc.

          (e)  Not applicable.

          DIRECTORS AND EXECUTIVE OFFICERS

               None of the directors and executive officers of the Reporting Person, other than Ms. Strandjord and Messrs. McDonnell, McCullough, Hager, and Allinson, beneficially owns any Common Stock. Ms. Strandjord owns 6,500 shares jointly with her spouse, and along with her spouse, has the sole power to vote and dispose of such shares. She owns 2,000 shares through an individual retirement account and is the administrator of an account for a minor child containing 1,000 shares. Ms. Strandjord has the sole power to vote and dispose of such shares. Mr. McDonnell and Ms. Strandjord are directors of the Issuer and hold options to purchase shares of the Common Stock. Within sixty (60) days of the date of this Schedule, Mr. McDonnell may exercise such options with respect to 2,000 of the shares and Ms. Strandjord may not exercise any such options. Mr. McCullough owns 500 shares of the Common Stock jointly with his spouse, and along with his spouse, has sole power to vote and dispose of such shares. Mr. Hager owns 1,000 shares and Mr. Allinson owns 2,000 shares of the Common Stock, and each has sole power to vote and dispose of his respective shares. The number of shares of Common Stock beneficially owned by Messrs. McDonnell, McCullough, Hager, and Allinson and Ms. Strandjord represent less than one percent of the outstanding shares of the Common Stock. None of the directors or executive officers of the Reporting Person has had any transaction in the Common Stock during the 60 days prior to the date of this Schedule. No person, other than Ms. Strandjord and Messrs. McDonnell, McCullough, Hager, or Allinson, and the spouses of Ms. Strandjord and Mr. McCullough, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such person.

          OTHER LENDERS UNDER CREDIT AGREEMENT

               Based on the Issuer's Proxy Statement filed April 24, 2001 and information obtained from the Issuer, the Reporting Person believes Mr. Brown beneficially owns 3,278,778 shares of Common Stock and has sole voting and dispositive power with respect to such shares, except for 200,000 of such shares held by his wife and children.

               Based on the Issuer's Proxy Statement filed April 24, 2001 and information obtained from the Issuer and HAEF, the Reporting Person believes HAEF beneficially owns 861,202 shares of Common Stock and has sole voting and dispositive power with respect to such of the shares. Based on information from HAEF, on October 23, 2001, HAEF exercised warrants to purchase from the Issuer 102,500 shares of Common Stock at a price of $7.00 per share with respect to 25,000 shares, $4.12 per share with respect to 25,000 shares, $5.92 with respect to 40,000 shares, and $6.70 per share with respect to 12,500 shares, and sold shares of Common Stock of the Issuer on the open market as follows:
          50,000  shares on August  31,  2001 at a price of  $13.60  per  share;
          80,000  shares on  November  1, 2001 at a price of $13.79  per  share;
          22,500  shares on  November  5, 2001 at a price of $14.93  per  share;
          37,500 shares on November 5, 2001 at $15.33 per share; and 60,000 shares on November 6, 2001 at $15.54 per share.

               Based on the number of outstanding shares of the Common Stock reported in the Third Quarter 10-Q, the Reporting Person believes Mr. Brown beneficially owns 15.4% of the Common Stock and HAEF beneficially owns 4.0% of the Common Stock.

               By virtue of the Credit Agreement, the Reporting Person may be deemed to be a member of a group and the beneficial owner of the Common Stock beneficially owned by HAEF and Mr. Brown. The filing of this Schedule shall not be construed as an admission that the Reporting Person is the beneficial owner of such Common Stock. The Reporting Person disclaims membership in any such group and disclaims beneficial ownership of the shares beneficially owned by HAEF and Mr. Brown.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Reporting Person, HAEF and Michael J. Brown (the "Lenders") and the Issuer entered into the Credit Agreement pursuant to which the Lenders agreed to provide a revolving credit facility to the Issuer of up to $4,000,000 as follows: the Reporting Person in the amount of $2,400,000; HAEF in the amount of $1,000,000; and Mr. Brown in the amount of $600,000. The facility was originally available to be drawn upon until December 28, 2000, and repayment of any draws was due June 28, 2001. The Credit Agreement was amended and renewed for six month periods on December 28, 2000 and June 28, 2001 and, as a result of such amendments, any amounts drawn on the facility must now be repaid by June 28, 2002.

               A "commitment" fee was paid for the initial facility of warrants for 100,000 shares of Common Stock issued pro-rata to the Lenders with a warrant strike price set at the average share price, as quoted on NASDAQ for 10 trading days prior to the warrant issue date, less 10 percent. Warrants for an additional 100,000 and 50,000 shares of Common Stock, on the same terms, were issued on January 2, 2001 and June 28, 2001, respectively, for the subsequent extensions of the facility. Warrants are issuable on similar terms and conditions for each draw on the facility at the rate of 80,000 warrants for each $1,000,000 of funds drawn. The warrants issued under the Credit Agreement are exercisable until June 28, 2002.

               The Issuer has drawn $2,000,000 and issued warrants for 160,000 shares of Common Stock pro rata to the Lenders in respect of such draw. Amounts outstanding under the facility accrue interest at 10% per annum, payable quarterly. Repayment of the principal is due on June 28, 2002. The remaining $2,000,000 under the Credit Agreement is available to be drawn until December 28, 2001.

               Except as set forth above, the Reporting Person and its directors and executive officers currently have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Revolving Credit Agreement, dated as of June 28, 2000, among the Issuer, the Reporting Person, HAEF and Michael J. Brown, is hereby incorporated by reference to Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 000-22167).

          Exhibit 2: Amendment to Revolving Credit Agreement, dated December 28, 2000, among the Issuer, the Reporting Person, HAEF and Michael J. Brown, is hereby incorporated by refe2rence to Exhibit 10.2 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000 (Commission File No. 000-22167).

          Exhibit 3: Second Amendment to Revolving Credit Agreement, dated June 28, 2001, among the Issuer, the Reporting Person, HAEF and Michael J. Brown.

          Exhibit 4: Warrant dated June 28, 2000

          Exhibit 5: Amendment to Warrant dated December 28, 2000

          Exhibit 6: Warrant dated December 28, 2000

          Exhibit 7: Amendment to Warrant dated June 28, 2001

          Exhibit 8: Second Amendment to Warrant dated June 28, 2001

          Exhibit 9: Warrant dated May 30, 2001

          Exhibit 10: Warrant dated June 28, 2001


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATE: November 14, 2001

                                          /s/ Robert C. Canfield
                                          --------------------------------------
                                          Robert C. Canfield
                                          Senior Vice President, General Counsel
                                                and Secretary